STATE OF DELAWARE

CERTIFICATE OF TRUST

of

TEXAS CAPITAL FUNDS TRUST

This Certificate of Trust for Texas Capital Funds Trust (the “Trust”), a statutory trust, is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. Code § 3801 et seq.) (the “Act”) and sets forth the following:

1. The name of the trust is: Texas Capital Funds Trust.

2.	In accordance with§ 3807(b) of the Act, the Trust has and shall maintain in the State of Delaware a registered office and a registered agent for service of process. The registered office of the Trust in the State of Delaware and the name of the registered agent for service of process on the Trust is:

Capitol Services, Inc.

108 Lakeland Avenue

Dover, DE 19901

3.	The Trust is or will become prior to or within 180 days following the issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-l et seq.).

4.              This certificate shall be effective upon filing.

5.              Notice is hereby given that the Trust is a series Trust. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Trust shall be enforceable against the assets belonging to such series only, and not against the assets of the Trust generally or any other series of the Trust.

6.              The business of the Trust will be managed in accordance with the Trust’s Agreement and Declaration of Trust as such document may be amended from time to time.

IN WITNESS WHEREOF, the undersigned, as the Trustee of the Trust, has caused this Certificate of Trust to be duly executed as of this 23rd day of March, 2023

By: /s/ Daniel Hoverman

Name: Daniel Hoverman

Initial Trustee

Texas Capital Funds Trust